EXHIBIT 21.1

                    INTERNATIONAL FIBERCOM, INC. SUBSIDIARIES

Kleven Communities, Inc.
Concepts in Communication, Inc.
Kleven Communications (CA), Inc.
Southern Communications Products, Inc.
Compass Communications, Inc.
United Tech, Inc.
Diversitec, Inc.
IFC Staffing, Inc.
AeroComm, Inc.
Washington Data Systems, Inc.
Waypoint Systems Integration, Inc.
All Star Telecom, Inc.
All Star Telecom (Nevada), Inc.
International FiberCom (UK) Limited
BTI Acquisition, Inc.
NYA Acquisition, Inc.